Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation

Ocean Power Technologies Ltd	United Kingdom
Ocean Power Technologies (Australasia) Pty Ltd	Australia
Reedsport OPT Wave Park LLC	Oregon
Oregon Wave Energy Partners I, LLC	Delaware